Filed pursuant to Rule 433

Registration Statement No. 333-220694

Relating to Preliminary Prospectus Supplement dated

June 1, 2020

Republic of Colombia

Pricing Term Sheet

U.S. $1,500,000,000 4.125% Global Bonds due 2051

Issuer:	Republic of Colombia (“Republic”)
Transaction:	4.125% Global Bonds due 2051 (“2051 Global Bonds”)
Expected Issue Ratings*:	Baa2 / BBB- / BBB- (Moody’s / S&P / Fitch)
Format:	SEC Registered
Principal Amount:	U.S. $1,500,000,000
Pricing Date:	June 1, 2020
Settlement Date:	June 4, 2020 (T+3)
Make-Whole Call:	Prior to November 15, 2050, at a discount rate of Treasury Yield plus 45 basis points
Par Call:	On and after November 15, 2050 (six months before the maturity date) redeemable at 100.000%
Maturity Date:	May 15, 2051
Interest Payment Dates:	May 15 and November 15 of each year, commencing November 15, 2020, to the holders of record on May 1 and November 1 preceding each payment date
Benchmark Treasury:	2.000% UST due February 15, 2050
Benchmark Treasury Price and Yield:	113-05+ and 1.452%
Spread to Benchmark Treasury: Yield to Maturity:	+275 bps 4.202%
Coupon:	4.125%
Price to Public:	98.676% not including accrued interest
Gross Proceeds (before underwriting discount and expenses) to Issuer:	U.S. $1,480,140,000 plus accrued interest, if any, from June 4, 2020
Day Count:	30/360
Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof
Listing and Trading:	Application will be made to list the 2051 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.
Joint Book-Running Managers:	HSBC Securities (USA) Inc. Itau BBA USA Securities, Inc. Santander Investment Securities Inc.
Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/917142/000119312520156651/d871151d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.
CUSIP/ISIN:	195325 DT9/US195325DT91

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at + 1 (866) 811-8049, Itau BBA USA Securities, Inc. toll-free at +1-(888) 770-4828 or Santander Investment Securities Inc. toll-free at + 1 (855) 403-3636.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.